UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Pliant Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

729139 105

(CUSIP Number)

June 5, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 729139 105	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Novartis Institutes for BioMedical Research, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,153,526
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,153,526

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,153,526
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)   Percentage based on 35,551,346 shares of Common Stock outstanding after the Issuer’s initial public offering, including 1,350,000 shares of Common Stock issued in the Issuer’s initial public offering pursuant to the full exercise of the underwriters’ option to purchase additional shares, as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933 on June 3, 2020 (the “Final Prospectus”).

CUSIP No. 729139 105	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Novartis AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,153,526
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,153,526

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,153,526
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)   Percentage based on 35,551,346 shares of Common Stock outstanding after the Issuer’s initial public offering, including 1,350,000 shares of Common Stock issued in the Issuer’s initial public offering pursuant to the full exercise of the underwriters’ option to purchase additional shares, as disclosed in the Final Prospectus.

CUSIP No. 729139 105	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer Pliant Therapeutics, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 260 Littlefield Avenue, South San Francisco, CA 94080

Item 2.

(a)

Name of Person Filing

This statement is filed on behalf of the following persons with respect to shares of Common Stock of the Issuer:

(i) Novartis Institutes for BioMedical Research, Inc. (“NIBRI”), a Delaware corporation, with respect to shares held by it; and

(ii) Novartis AG, a Switzerland corporation, as the publicly owned parent of NIBRI, with respect to the shares held by NIBRI.

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”

(b)

Address of the Principal Office or, if none, residence

The address of the principal business office of NIBRI is 250 Massachusetts Avenue, Cambridge, MA 02139.

The address of the principal business office of Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.

(c)

Citizenship

NIBRI is a corporation organized under the laws of Delaware and is an indirect wholly-owned subsidiary of Novartis AG.

Novartis AG is a corporation organized under the laws of Switzerland and is the publicly owned parent of NIBRI.

(d)	Title of Class of Securities Common Stock, par value $0.0001 per share (“Common Stock”).

(e)	CUSIP Number 729139 105

Item 3.  If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 729139 105	13G	Page 5 of 6 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: NIBRI is the record owner of 2,153,526 shares of Common Stock of the Issuer. As the indirect parent of NIBRI, Novartis AG may be deemed to beneficially own these securities.

(b)

Percent of class:

6.1%, based on 35,551,346 shares of Common Stock outstanding after the Issuer’s initial public offering, including 1,350,000 shares of Common Stock issued in the Issuer’s initial public offering pursuant to the full exercise of the underwriters’ option to purchase additional shares, as disclosed in the Final Prospectus.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: Not applicable

	(ii)	Shared power to vote or to direct the vote: 2,153,526

	(iii)	Sole power to dispose or to direct the disposition of: Not applicable

	(iv)	Shared power to dispose or to direct the disposition of: 2,153,526

Item 5.  Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of a Group.

Not applicable.

CUSIP No. 729139 105	13G	Page 6 of 6 Pages

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2020

NOVARTIS INSTITUTES FOR BIOMEDICAL RESEARCH, INC.

By:	/s/ Scott Brown
Scott Brown General Counsel and Chief Administrative Officer

NOVARTIS AG

By:	/s/ Christian Rehm
Christian Rehm Authorized Signatory

By:	/s/ Felix Eichhorn
Felix Eichhorn Authorized Signatory

EXHIBIT INDEX

SCHEDULE 13G

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement